UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             U.S. RARE EARTHS, INC.
                             ----------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                  19655K 10 3
                                  -----------
                                 (CUSIP Number)

                                Edward F. Cowle
                             70 Garth Road, Apt. 4A
                              Scarsdale, NY 10583
                                 (914) 713-3129
                 ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 27, 2012
                                 --------------
             Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 19655K 10 3                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Edward F. Cowle
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         US
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               4,500,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          4,500,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,500,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       21.8%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D ("13D") relates to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of U. S. Rare Earths, Inc. ("USRE"), a Nevada corporation, whose principal executive office is located at 12 Gunnebo Drive, Lonoke, Arkansas. The principal executive officer is Michael D. Parnell, Chief Executive Officer.

     This 13D provides notice of the shareholder's ownership position as of April 27, 2012. Mr. Cowle indirectly also owns 250,000 shares indirectly through Blue Cap Development Corp., of which the Reporting Person is a 50% owner.

ITEM 2. IDENTITY AND BACKGROUND.

     This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Edward F. Cowle is a New York citizen.

     Information with respect to this Reporting Person is given solely by such Reporting Person.

     Following a ten year career on Wall Street, Mr. Cowle has been starting, financing, and advising small businesses for the past 20 years. Mr. Cowle has been a director and former CEO of US Rare Earths, Inc. (USRE Delaware), a company that we acquired August 2011, and its predecessor Thorium Energy, Inc. since 2007. USRE is an exploration and development company with rare earth and thorium deposits in Idaho and Montana.

     Mr. Cowle was a founder, and remains a Director, and principal of Laser Technology, Inc., the world leader in sales of laser based law enforcement speed guns and the manufacturer and technology provider for Bushnell laser based recreational products. Mr. Cowle was an initial facilitator, advisor and a significant shareholder in Generex Biotechnologies as it transitioned from a private company to public. Mr. Cowle worked with Generex as it grew to a $500 million market capitalization (the stock went from less than $1 to $24 per share and Generex attained a national NASDAQ trading status. Generex raised approximately $200 million following the original $5 million dollars that Mr. Cowle and his colleagues provided to the company as start-up capital. In 2008 Mr. Cowle became a founding shareholder, and business advisor, to Latitude Solutions, Inc. ("LSI"). The company provides products, processes, and solutions for contaminated water applications. LSI has raised approximately $25 million since inception and has a market capitalization of $150 million.

     Mr. Cowle has also worked closely with the Office of Industrial Liaison at NYU University (Medical School) investing in and incubating several technologies. Mr. Cowle structured a lucrative licensing deal with C. R. Bard for a start- up company that he co-founded with Temple University Office of Technology Development and Commercialization. Mr. Cowle was a founding shareholder and investor in Biophan Technology and worked closely with management to develop business, financing, and investor awareness. Biophan went from start-up with just one patent pending to a $200 million market cap and 150 pending and issued patents, in just four years, closing transactions with Boston Scientific, Medtronic, NASA and the FDA. Mr. Cowle formerly served as Senior Vice President Investments-Paine Webber and Co. and Vice President- Bear Stearns and Co. He graduated from Fairleigh Dickinson University in 1978 with a BA in English and American studies.

     The principal business address of Edward F. Cowle is 70 Garth Road, Apt. 4A, Scarsdale, NY 10583.

     During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See description to Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock were acquired for, and are being held for, investment purposes.

     This 13D provides notice of the shareholder's ownership position as of April 27, 2012. Mr. Cowle indirectly also owns 250,000 shares indirectly through Blue Cap Development Corp., of which the Reporting Person is a 50% owner.

Other

     The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) As of April 27, 2012, Mr. Cowle beneficially owned 4,500,000 shares of Common Stock individually.

     Mr. Cowle owned 21.8% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of April 27, 2012 of 20,680,777 shares. Mr. Cowle beneficially owned 18.5% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of April 27, 2012 of 24,305,175 shares on a fully diluted basis.

     (b) As of April 27, 2012, Mr. Cowle had sole voting power and sole dispositive power with respect to 4,500,000 shares of Common Stock individually.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     (a) Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2012

                   Edward F. Cowle

                   By: /s/ Edward F. Cowle
                       -------------------
                   Name: Edward F. Cowle
                   Investor


           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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